SECURITIES AND EXCHANGE COMMISSION
                              WASHIGNTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 0-22580

     (Check one)

         [  ]     Form 10-K and Form 10-KSB [  ]     Form 11-K

         [  ]     Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For period ended September 30, 1999

         [  ]     Transition Report on Form 10-K and Form 10-KSB

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q and Form 10-QSB

         [  ]     Transition Report on Form N-SAR

         For the transition period ended

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                           JPE, Inc. (d/b/a ASCET INC)
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                         30400 Telegraph Road, Suite 401
          (Address of principal executive office (street and number))

                          Bingham Farms, Michigan 48025
                           (City, state and zip code)

                                     PART II
                             RULE 12b-25(b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         [X]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
         [  ]


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

         On November 15, 1999 the Registrant experienced technical difficulties converting the filing from its word processing software to Edgar Ease, software that converts documents into the required Edgar Format. Such technical difficulties, when discovered, were incapable of being resolved without unreasonable effort. These difficulties have been resolved and the Registrant fully intends to submit its filing on November 16, 1999.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Joseph E. Blake                                248         723 5531
         ----------------------------------------------------------------------
            (Name)                                 (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [  ]  Yes        [X]  No

                  Form 8-K which includes a description and related pro forma information of the JPE Canada Inc. sale, which occurred on February 8, 1999, which was reported by the Registrant in Form 10K.


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X]  Yes         [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

JPE, Inc. will report comprehensive income of $549 thousand for the quarter ended September 30, 1999 compared to comprehensive loss of $38.1 million for the quarter ended September 30, 1998. The loss for the 1998 period is partially attributed to a $26.6 million write-off related to impairment of long term assets at three of the Company's subsidiaries, a $5.3 million loss on the sale of one of the Company's subsidiaries and higher interest rates resulting from the Company's default on its Bank Loans.

As stated in Part 3 above, the Company fully anticipates submitting its filing on November 16, 1999.

                           JPE, Inc.(d/b/a ASCET INC)
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    November 16, 1999       By:/s/ Joseph E. Blake
                                   --------------------------------------------
                                     Joseph E. Blake
                                     Vice President and Chief Financial Officer
                                     (Principal Financial Officer and Principal
                                     Accounting Officer)